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09040082

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING December 31, 2008
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton, Johnston & Co., Inc.
A/K/A Hamilton & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  600 College Rd. East
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James N. Federico, Jr.   (609) 452-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Margolin, Winer & Evens, LLP
(Name – <i>if individual, state last, first, middle name</i>)

400 Garden City Plaza	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Sect

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FEB 2 7 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___James R. Hamilton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hamilton, Johnston & Co., Inc._____ , as of ___December 31_____, 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ROBERTA NAHOUM
NOTARY PUBLIC, State of New York
No. 6004728, Suffolk County
Term Expires March 30, 20/_0_

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2008



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2008



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Board of Directors
Hamilton, Johnston & Co., Inc.
a/k/a Hamilton & Company

We have audited the accompanying statement of financial condition of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company (the "Company") as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer+Evens LLP

Garden City, New York
February 23, 2009

Headquarters
400 Garden City Plaza, 5th Floor, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com
New York Office
370 Lexington Avenue, 12th Floor, New York, NY 10017-6584 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2008
ASSETS	
Current Assets:	
Cash and money market funds	$ 533,181
Receivable from clients	332,669
Receivable from broker/dealer	415
Total Current Assets	866,265
Property and Equipment:	
Equipment, furniture and fixtures	817,570
Website development costs	20,999
Leasehold improvements	10,300
	848,869
Less accumulated depreciation	812,909
Net Property and Equipment	35,960
Other Assets -	
Deposit and other (Note 2)	3,800
Total Other Assets	3,800
Total Assets	$ 906,025
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities -	
Accounts payable and accrued expenses	$ 86,582
Long-Term Liabilities -	
Pension liability (Note 4)	84,364
Total Liabilities	170,946
Commitments (Note 3)	-
Stockholders' Equity:	
Common stock, no par value; authorized 1,000 shares; issued and outstanding - 937.50 shares	401,150
Contributed surplus	52,492
Retained earnings	539,572
Accumulated other comprehensive loss - pension adjustment	(258,135)
Total Stockholders' Equity	735,079
Total Liabilities and Stockholders' Equity	$ 906,025

The accompanying notes are an integral part of this statement.

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

NOTES TO FINANCIAL STATEMENTS

1. **Organization, Nature of Business and Summary of Significant Accounting Policies**

    Organization and nature of business - The Company is a New Jersey corporation and was organized in 1977. The Company provides consulting services on investment planning, organization and supervision to select individuals, endowments, foundations and corporations. The Company has agreed to use Broadcort Correspondent Clearing, Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (formerly Broadcort Capital Corp.) as its exclusive clearing broker on a fully disclosed basis.

    Receivable from clients - Receivable from clients is reported in the statement of financial condition at its outstanding principal balance net of estimated allowances for doubtful accounts. The allowances for doubtful accounts are estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. Management believes receivables are substantially collectible; therefore, no allowance for doubtful accounts is provided at December 31, 2008.

    Cash equivalents - The Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

    Property and equipment - Equipment, furniture, fixtures and website development costs are recorded at cost. Depreciation is provided principally in accordance with the Modified Accelerated Cost Recovery System (MACRS) and Accelerated Cost Recovery System (ACRS) as provided by the Economic Recovery Tax Act of 1981 and the Tax Reform Act of 1986 which approximates depreciation based on the estimated useful lives of the assets.

    Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. When property and equipment are sold or retired, the cost thereof and the related accumulated depreciation are eliminated from the respective property accounts and resulting gains or losses are taken into operations.

    Commissions - The Company recognizes commissions and related costs arising from security transactions on a settlement date basis. Recording commissions and related costs on a trade date basis would not result in a material difference.

    Fees - Fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

    Income taxes - The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an "S" Corporation. Accordingly, the Company does not provide for federal income taxes since all income or loss is passed through directly to the stockholders.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income - Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

2. **Related Party Transactions**

The Company has a receivable from a related entity of $200 included in deposit and other assets at December 31, 2008.

3. **Commitments**

The Company had a noncancelable operating office lease expiring in 2002.

On January 18, 2002, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2007.

On January 24, 2007, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2012. The Company also executed an additional renewal option to extend the lease for another five years commencing August 1, 2012.

The future minimum annual rental commitments under the noncancelable lease are as follows:

Years ending December 31,

2009	$ 170,801
2010	173,829
2011	176,857
2012	104,196
	$ 625,683

Total rental expense including escalations charged to operations was $214,851 for 2008.

4. Defined Benefit Pension Plan and Defined Contribution Plan

The Company has a defined benefit pension plan that was adopted in 1991 and covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the Company and compensation rates near retirement. Effective December 31, 2001, the Company froze the defined benefit pension plan; therefore, the plan will not accrue additional benefits for future employee services.

Pension cost and funding are based on calculations performed by the plan's actuary which are prepared in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

At December 31, 2008, plan assets were less than the accumulated benefit obligation of $1,313,099.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This statement requires recognition of the funded status of a company's defined benefit pension and postretirement benefit plans as an asset or liability on the balance sheet. Previously, under the provisions of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the asset or liability recorded on the statement of financial condition reflected the funded status of the plan, net of certain unrecognized items that qualified for delayed income statement recognition. Under SFAS No. 158, these previously unrecognized items are to be recorded in accumulated other comprehensive income when the recognition provisions are adopted. The Company adopted the recognition provisions as of December 31, 2007, and the funded status of its defined benefit plan is reflected in its statement of financial condition.

Accumulated other comprehensive loss at December 31, 2008 consists solely of net unamortized losses of the plan not yet recognized in pension cost of $258,135. During the year ended December 31, 2008, accumulated other comprehensive loss increased by $462,757 resulting from additional losses. The estimated amount that will be amortized in 2009 is approximately $9,400.

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the components of net periodic benefit costs, the funded status and key actuarial assumptions, and reconciliations of projected benefit obligations and fair values of plan assets of the defined benefit plan:

	December 31, 2008
Benefit obligation	$ 1,313,099
Fair value of plan assets	1,228,735
Funded status	$ (84,364)
Pension liability	$ (84,364)

The weighted average assumptions used in the measurement of the Company's benefit obligation and net benefit cost are as follows:

	December 31, 2008
Discount rate	7%
Expected long-term rate of return on plan assets	7%
Rate of compensation increase	N/A

The discount rate was set at the rate at which the pension benefits could be effectively settled. The expected long-term rate of return on plan assets was determined based upon an analysis of the trust portfolio as well as historical returns. The rate of future compensation increases no longer applies as the benefit accruals were frozen as of December 31, 2001.

The benefit cost, amounts of employer contributions and benefits paid from the plan for the year ended December 31, 2008 are as follows:

Benefit cost	$ (16,252)
Employer contribution	-
Benefits paid	(31,383)

The categories of plan assets expressed as a percentage of the fair value of total plan assets are as follows:

Asset Category	December 31, 2008
Equity securities	39.84%
U.S. treasury money market mutual fund	60.16%

The plan's investment policies and strategies are conservative growth with great fund stability as a goal; income secondary. The plan invests in marketable securities with a value orientation on an almost fully funded status to be protected.

The Company expects to contribute the minimum required contribution (anticipated to be zero) to the pension plan for the year ending December 31, 2009.

The estimated expected benefits to be paid to plan participants in each of the next five years and the aggregate benefits to be paid in the five fiscal years thereafter are as follows:

Years ending December 31,	
2009	$ 99,264
2010	99,264
2011	99,264
2012	99,264
2013	111,660
Five years thereafter	558,300

Defined contribution plan - The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code which covers substantially all eligible employees. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. The Company does not make contributions to the plan.

5. **Financial Instruments with Off-Statement of Financial Condition Risk**

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash deposits at banks, which may, at times, exceed applicable insurance limits.

6.	**Net Capital Requirements**	The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 1500% of net capital, as defined. At December 31, 2008, the Company had net capital of $360,210 which was $348,808 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 47%.
		There were no subordinated borrowings at any time during the year ended December 31, 2008.